

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

Via E-mail
Fred Luke
President
Green Automotive Company
23 Corporate Place, Suite 150
Newport Beach, CA 92660

> **Re: Green Automotive Company**
> **Amendment No. 1 to Form 8-K**
> **Filed January 15, 2013**
> **File No. 000-54049**

Dear Mr. Luke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. We note that in several press releases appearing on your website you purport to rely on the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Statements made by issuers of penny stock are excluded from the statutory safe harbor. Please confirm that as long as you are an issuer of penny stock you will refrain from referencing the statutory safe harbor for forward-looking statements in subsequent Exchange Act filings and in press releases and other material disseminated on your website.

Item 1.01 Entry Into A Material Definitive Agreement, page 4

Newport Coachworks Transaction, page 5

3. Please revise to disclose the forecasted timeline referenced in the first paragraph on page 6.

Description of Business, page 7

History and Development of the Company, page 7

4. Please briefly describe what "homologation" is.

5. Please revise to clarify whether you have exited the Zotye Sport Utility Vehicle business and whether the Zotye Agreement is still in force. If you still have obligations under that Agreement, please revise to disclose and consider filing such agreement as an exhibit.

6. As disclosed on page 23, please revise to disclose in one of your introductory paragraphs here your recent net losses and limited cash flow as of your last fiscal year end and interim period.

Liberty Transaction, page 8

7. Refer to the first sentence of the third paragraph on page 9. Please place this information in context by disclosing the number of LEC employees included in these calculations and briefly explain what you mean by their experience "covering some 12,000,000 miles."

8. Please substantiate your statements with regard to the capabilities of the Liberty E-Range in the third and fourth sentences of the third paragraph on page 9. Additionally, please disclose the scope of demonstrator testing referenced in the last sentence of the third paragraph and the timeframe for introducing this vehicle to market.

9. To the extent the agreement with the truck manufacturer you reference in the fourth paragraph on page 9 represents 10% or greater of revenue, please revise to identify the truck manufacturer and disclose the percentage of revenues attributable to it. Additionally, please file the agreement as an exhibit to your amended Form 8-K or tell us why it is not material to you or why you are not substantially dependent upon it.

10. Please briefly explain what "ground up" electric trucks and "Modec" are.

Products and Services, page 10

11. Please provide us with support for your statements in the third paragraph on page 10 that your after sales program "maximiz[es] the life time value of clean transport solutions" and that you possess a "unique portfolio of synergistic and innovative businesses . . . ." Alternatively, please remove such marketing statements.

12. Please explain what the "Deliver" and "Motore" projects are and what makes the "Deliver" project prestigious. Also, explain what "'rare earth' free electric motor technology" is.

13. We note your disclosure that NCWI is a "newly formed entity." Please revise to discuss NCWI's plan of operations and significant obstacles it faces as it attempts to implement its business strategy. Please include detail regarding estimated costs, milestones, and source(s) of funding wherever possible.

14. Additionally, please discuss how you envision your supply chain for manufacturing EV commercial vehicles and from where you expect to source critical components such as batteries.

15. Please provide support for your statement that the NCWI manufacturing facility "should have the capacity to produce in excess of 500 buses annually."

16. With respect to NCWI, please disclose the number of firm production orders per month for the next twelve months.

17. Please file the definitive distribution agreement with Don Brown Bus Sales, Inc., as an exhibit to your amended Form 8-K or tell us why it is not material to you or why you are not substantially dependent upon it.

18. Please provide us with the basis for your belief that NCWI will be able to launch electric buses that can charge their batteries up to 80% in 30 minutes and disclose the anticipated timeframe for bringing this vehicle to market.

19. We note that you currently rely predominately on independent contractors. We further note that NCWI currently employs two employees even though it intends on delivering units in the Spring of 2013. Please disclose whether you anticipate hiring additional personnel to commence and expand NCWI's operations and whether you expect new personnel will be independent contractors or employees.

Industry Overview, page 11

20. Please briefly explain how you have a "synergistic" presence given that you only recently completed the acquisitions, NCWI is a newly formed entity, and you disclose on page 23 that cash flows from revenues are insufficient to satisfy your cash needs. Alternatively, revise to characterize this as your aspiration.

21. We are aware that there are numerous obstacles facing niche electric vehicle manufactures, including the absence of a well-developed supply chain, capacity constraints, high initial fixed and variable costs, and dependence on large commercial customers which are able to exert substantial pricing pressures. Please balance your disclosure in this section by describing each of these and the extent to which you are affected, and discuss how your business plan is designed to overcome these obstacles. Please also revise your risk factor disclosure accordingly.

22. Please briefly explain how "much lower sale numbers" results in a "large market" for niche vehicle manufacturers.

23. Please provide us with a copy of the Frost and Sullivan materials you cite in the third paragraph of this section and in the third paragraph on page 20.

Competition, page 11

24. Please provide us with support for your statement in the first paragraph of this section that you expect to be the first to market an EV shuttle bus in the United States.

Government Approvals and Regulations, page 12

25. Please identify and discuss specific existing or probable government regulations that are material to an understanding of your business. To the extent you require government

approval for the manufacture and sale of EVs, please discuss and disclose the status of any approvals that you have not yet received. In this regard, please revise the last risk factor on page 18 accordingly. Refer to Item 101(h)(4)(viii)-(ix) of Regulation S-K.

Research and Development Activities, page 12

26. Please disclose the estimated amount spent in the last two fiscal years on research and development and the extent to which the cost of such activities is borne directly by your customers. In addition, please disclose the estimated amount to be spent on continuing research and development, timeframes for completion, and anticipated sources of funds. Refer to Item 101(h)(4)(x) of Regulation S-K.

Description of Property, page 12

27. Please provide the address of the office space you currently rent and briefly describe the terms of your lease.

28. You state in the second paragraph on page 13 that NCWI has not yet leased a manufacturing facility. However, it appears from a press release dated October 16, 2012 that NCWI already has a manufacturing facility in California. Please reconcile this apparent inconsistency. To the extent NCWI has a manufacturing facility, please revise to provide the disclosure required by Item 102 of Regulation S-K. Also, revise the last paragraph on page 10 for consistency.

29. Please revise to describe the services that "Liberty E-Tech and E-Care" provide.

Risk Factors, page 13

30. We note that you will use Lithium polymer-based fuel cells for your EV commercial trucks. To the extent material, please add a risk factor describing the risks unique to the use of lithium-ion batteries in electric vehicles, including the risk that batteries may be damaged in vehicle collisions or may ignite. We note in this regard recent publicity regarding the National Highway Traffic Safety Administration's investigation into post-collision fires of the Chevrolet Volt battery and issues leading to the grounding of the Boeing 787.

31. We note that your auditors have issued a going concern opinion in connection with your financial statements. Please revise to include a risk factor disclosing the attendant risks.

32. We note your disclosure on page 13 that your Liberty subsidiary is based in the United Kingdom. Please revise to include a risk factor disclosing the risks of having a key subsidiary located in a foreign jurisdiction when your principal executive office is located in the United States.

<u>We have a limited operating history, page 13</u>

33. Please revise to disclose your recent net losses and limited cash given your monthly burn rate requirements.

<u>If we are unable to meet our future capital needs, page 14</u>

34. Please revise this risk factor to quantify the estimated amount of capital to implement your business plan over the next 12 months.

<u>Our common stock is traded on the OTC Markets, page 16</u>

35. We note your statement that you "currently trade on the OTC Markets as a Current Information company." We revise the risk factor subheading and risk factor to disclose the specific tier on the OTC Markets that you are currently quoted on.

<u>The cyclical nature of automobile sales, page 17</u>

36. Please revise this risk factor by specifically addressing current demand for commercial vehicles and how weaknesses in demand for commercial vehicles impacts demand for electric and alternative fuel commercial vehicles. We note in this regard industry reports suggesting that demand for commercial trucks presently appears to be decreasing in North America and Europe.

<u>Any increase in the costs of materials, page 18</u>

37. Please remove the second sentence of this risk factor, which tends to mitigate the risk described.

<u>Management's Discussion and Analysis, page 18</u>

<u>Overview of Electric Market, page 20</u>

38. Please explain to us how Tesla is a relevant comparison to you given that Tesla manufactures expensive luxury sports cars sold to wealthy customers and you aspire to manufacture electric commercial trucks, buses, and limos. To the extent you continue to reference Tesla, please balance this discussion by disclosing that Tesla has yet to become profitable. Alternatively, remove this statement.

39. Please substantiate your statement that electric vehicles "could rise to circa 20% by 2016 representing a potential market of $180bn for cars and $130bn for trucks" or remove.

Results of Operations, page 21

40. Please discuss the extent to which cost of goods sold as a percentage of revenues will be affected by the acquisition of NCWI. We note in this regard that historically cost of goods sold comprises a low percentage of revenues for LEC. It appears that cost of goods sold as a percentage of revenues would be substantially higher for a manufacturing concern such as NCWI. Refer to Item 303(a)(3) of Regulation S-K.

Directors and Executive Officers, page 30

41. Please revise each of the director biographies to discuss the specific experiences, qualifications, attributes, or skills that led to the conclusion that each should serve in such capacity. Refer to Item 401(e)(1) of Regulation S-K.

Legal Proceedings, page 36

42. Please revise by describing the factual basis alleged to underlie this proceeding. Refer to Item 103 of Regulation S-K.

Recent Sales of Unregistered Securities, page 36

43. Refer to the first paragraph on page 37. Please state briefly the facts relied upon to make the Regulation S exemption available for this unregistered issuance of securities. Revise the sixth paragraph on page 41 in this manner as well.

Changes in Control of Registrant, page 41

44. Please revise to clarify what you mean by the statement that "Green Automotive Company has not had any changes in control." We note the statement that the shareholders of Green Automotive Company currently control Green Automotive Company and Matter of Time I Co. is no longer the reporting entity.

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 11. Subsequent Events, page 15

45. Based on the information provided to us, we note that on June 28, 2012, you entered into a Stock Exchange Agreement with Liberty Electric Cars Ltd ("LEC"), in which you agreed to purchase 100% of the issued and outstanding securities of LEC, in exchange for the transfer of 39,742,178 shares of your common stock. Such shares represent approximately 8.19% of your outstanding voting control. In addition, the Stock Exchange Agreement gave LEC the right to appoint two (2) members of the LEC

management (the "Interested Members") to become members of your Board of Directors, as well as select a third member to sit on your Board of Directors who is an independent person (the "Independent Member"). While you indicate that Green Automotive is the accounting acquirer, based on the fact pattern provided to us, it appears that LEC may be the accounting acquirer. In particular, when determining the identity of the accounting acquirer, you should consider all the indicators in ASC Topic 805-10-55-11 through 15 as voting interests are not necessarily determinative. In this regard, please provide us with a detailed analysis of your compliance with the applicable accounting literature, including the disparity between the two companies, the rights of the various parties to the transaction, and how those interact (e.g. rights attributable to management as compared to stockholders as compared to the board of directors), as well as how the individual indicators interact with each other.

46. It appears that your October 12, 2012 acquisition of Newport Coachworks may be material. In this regard, please provide us with more details regarding the materiality of this transaction, including the total purchase price and how it will be allocated.

47. You indicate that on December 4, 2012, you entered into amended and restated independent contractor agreements in order to clarify that the total of 300,000 shares of your Series A Preferred Stock was issued to Mr. Hobday and Mr. West in exchange for their agreement not to compete with you as well as to clarify the forfeiture provisions. In this regard, please note that any consideration that is linked to continued subsequent employment is deemed to be compensation rather than additional purchase price. As such, it appears that you should revise your financial statements to account for such amounts as compensation over the related service period.

Exhibit 99.2

Notes to Consolidated Financial Statements

Note 10. Equity, page 15

48. We note from your balance sheet that you have 830,000 shares of Class A Convertible Preferred Stock outstanding at September 30, 2012. In this regard, please disclose the estimated number of common shares into which these 830,000 preferred shares are convertible as of September 30, 2012. Since there is no explicit limit to the number of shares to be delivered upon the conversion of the preferred shares held by FMS, please disclose the estimated number at September 30, 2012, based on the formula set forth in Note 10, and indicate that such number could change in the future.

Exhibit 99.3

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 1

49. We note that in determining the total purchase price for LEC you valued your common stock at $0.05 per share and your preferred stock at $5 per share. In light of the fact that such shares were not publicly traded and you did not generate revenues in each of the audited fiscal years presented, it is unclear how you determined the values assigned to your common and preferred stock. In this regard, please tell us how you determined the values for such shares and whether you utilized a valuation specialist or performed an internal analysis in arriving at the values for such shares.

Exhibit 99.4

Notes to Consolidated Financial Statements

Note 8. Net Loss Per Common Share, page 15

50. When presenting earnings (loss) per share, please avoid using boilerplate language and provide disclosure that is specific to your circumstances. For example, we note that your policy regarding EPS on page 11 states that there was no dilutive effect of outstanding stock options for the years ended December 31, 2011 and 2010, but you indicate on page 15 that you have no stock options or warrants outstanding. On an ongoing basis, please ensure that you fully describe all securities, such as convertible preferred stock, that could potentially dilute basic EPS in the future. In this regard, include specific disclosure of the number of common shares issuable pursuant to convertible securities and/or contingent stock agreements. See ASC 260-10-50-1 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Juan Migone at (202) 551-3312, David Humphrey, Accounting Branch Chief, at (202) 551-3211, Nolan McWilliams at (202) 551-3217, or me at (202) 551-3642 with any questions you may have.

            Sincerely,

            /s/ Loan Lauren P. Nguyen

            Loan Lauren P. Nguyen
            Special Counsel

cc: Darren West
   Chief Financial Officer
   Liberty Electric Cars, Ltd.

   Craig Butler, Esq.